

11015687

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53255

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010   AND ENDING December 31, 2010
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MWA Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1701 1st Avenue

(No and Street)

Rock Island, Illinois 61201

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Roth   309-558-3101

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP

(Name – of individual, state last, first, middle name)
801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
   X Certified Public Accountant
   ☐Public Accountant
   ☐Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (7-00)   Persons who are to respond to the collection of information contained
                                    in this form are not required to respond unless the form displays
                                    a currently valid OMB control number.

1012-1214686

Oath or Affirmation

I, Robert Roth, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of MWA Financial Services, Inc., as of December 31, 2010, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
President

_____
Notary Public

This report contains:

(X)	(a)	Facing page
(X)	(b)	Statement of Financial Condition
(X)	(c)	Statement of Operations
(X)	(d)	Statement of Cash Flows
(X)	(e)	Statement of Changes in Stockholder's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X)	(g)	Computation of Net Capital
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
(X)	(j)	A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( )	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X)	(l)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report *(Under Separate Cover)*
(X)	(n)	Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

1012-1214686

MWA Financial Services, Inc.

Consolidated Financial Statements
and Supplemental Information

Years Ended December 31, 2010 and 2009

Contents


Report of Independent Registered Public Accounting Firm

The Board of Directors
MWA Financial Services, Inc.

We have audited the accompanying consolidated statements of financial condition of MWA Financial Services, Inc. (the Company, wholly owned by Modern Woodmen of America) as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MWA Financial Services, Inc. at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The accompanying supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic consolidated financial statements, but are supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Ernst & Young LLP

February 12, 2011

MWA Financial Services, Inc.

Consolidated Statements of Financial Condition

| | December 31 | |
	2010	2009
Assets		
Cash and cash equivalents	$ 1,489,575	$ 1,382,453
Receivables from brokers, dealers, and others	325,374	296,923
Fixed assets (net of accumulated depreciation of $60,402 in 2010 and $56,484 in 2009)	2,384	6,302
Other assets	54,100	60,850
Total assets	$ 1,871,433	$ 1,746,528
Liabilities and stockholder's equity		
Liabilities:		
Due to Modern Woodmen of America	$ 226,144	$ 211,127
Accounts payable and accrued expenses	633,688	562,053
Total liabilities	859,832	773,180
Stockholder's equity:		
Common stock, $1,000 stated value:		
Authorized shares – 10,000		
Issued and outstanding shares – 1,000	1,000,000	1,000,000
Additional paid-in capital	9,025,000	7,525,000
Retained earnings deficit	(9,013,399)	(7,551,652)
Total stockholder's equity	1,011,601	973,348
Total liabilities and stockholder's equity	$ 1,871,433	$ 1,746,528

See accompanying notes.

MWA Financial Services, Inc.

Consolidated Statements of Operations

| | Year Ended December 31 | |
	2010	**2009**
Revenues:		
Concession income	$ **5,623,810**	$ 4,454,024
Variable product distribution fee income	**330,000**	660,000
Interest income	**7,727**	11,877
Other income	**388,383**	341,075
Total revenues	**6,349,920**	5,466,976
Expenses:		
Commissions	**4,566,097**	3,605,746
Licenses and fees	**379,504**	354,398
Professional fees	**197,027**	68,318
Salaries and related expenses	**1,999,751**	1,823,946
Other operating expenses	**669,288**	637,041
Total expenses	**7,811,667**	6,489,449
Net loss	$ **(1,461,747)**	$ (1,022,473)

See accompanying notes.

MWA Financial Services, Inc.

Consolidated Statements of Changes in Stockholder's Equity

	Common Stock		Additional Paid-In Capital	Retained Earnings Deficit	Total
	Shares	Stated Value			
Balance at January 1, 2009	1,000	$ 1,000,000	$ 6,425,000	$ (6,529,179)	$ 895,821
Capital contribution from Modern Woodmen of America	--	--	1,100,000	--	1,100,000
Net loss	--	--	--	(1,022,473)	(1,022,473)
Balance at December 31, 2009	1,000	1,000,000	7,525,000	(7,551,652)	973,348
Capital contribution from Modern Woodmen of America	--	--	1,500,000	--	1,500,000
Net loss	--	--	--	(1,461,747)	(1,461,747)
Balance at December 31, 2010	1,000	$ 1,000,000	$ 9,025,000	$ (9,013,399)	$ 1,011,601

See accompanying notes.

MWA Financial Services, Inc.

Consolidated Statements of Cash Flows

| | Year Ended December 31 | |
	2010	2009
Operating activities		
Net loss	$ (1,461,747)	$ (1,022,473)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation expense	3,918	8,106
Changes in operating assets and liabilities:		
Receivables from brokers, dealers, and others	(28,451)	23,038
Other assets	6,750	(22,364)
Due to Modern Woodmen of America	15,017	33,217
Accounts payable and accrued expenses	71,635	60,594
Net cash used in operating activities	(1,392,878)	(919,882)
Financing activities		
Capital contribution from Modern Woodmen of America	1,500,000	1,100,000
Maturation of short-term investments	–	100,000
Net cash provided by financing activities	1,500,000	1,200,000
Increase in cash and cash equivalents	107,122	280,118
Cash and cash equivalents at beginning of year	1,382,453	1,102,335
Cash and cash equivalents at end of year	$ 1,489,575	$ 1,382,453

See accompanying notes.

MWA Financial Services, Inc.

Notes to Consolidated Financial Statements

December 31, 2010

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

MWA Financial Services, Inc. (the Company), a wholly owned subsidiary of Modern Woodmen of America, was incorporated on February 2, 2001, and began operating as a broker-dealer on October 10, 2001, upon its approval for membership in the Financial Industry Regulatory Authority (FINRA). The Company deals primarily in the sale of non-proprietary mutual fund shares and variable products. The Company clears its securities transactions on a fully disclosed basis through Pershing LLC (the clearing broker).

The consolidated financial statements (see Note 2) include the accounts of the Company and its wholly owned subsidiary, MWAGIA, Inc., which is involved in the sale of non-proprietary insurance products. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. It is possible that actual experience could differ from the estimates and assumptions utilized.

Revenue Recognition

The majority of the Company's revenues were derived from dealer concessions on trades of non-proprietary mutual funds and fees for the distribution of variable products by registered representatives (see Note 6). Revenues are recognized on an accrual basis upon receipt of investor funds and remittance to the clearing broker or mutual fund company. Related commissions due to registered representatives are concurrently recognized based on agreed-upon rates.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

1. Summary of Significant Accounting Policies (continued)

Fixed Assets

Fixed assets, primarily including office equipment, are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method using an estimated useful life of five years.

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period (see Note 4).

Reclassification

Certain amounts appearing in the 2009 Statement of Operations have been reclassified to conform to the 2010 presentation.

Subsequent Events

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are issued, February 12, 2011, provided they give evidence of conditions that existed at the balance sheet date.

Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves.

Fair Value Measurements and Disclosures

In January 2010, the Financial Accounting Standards Board (FASB) issued authoritative guidance that requires new disclosures related to fair value measurements and clarifies existing disclosure requirements about the level of disaggregation, inputs and valuation techniques. Specifically, reporting entities now must disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. In addition, in the reconciliation for Level 3 fair value measurements, a reporting entity should present separately information about purchases, sales, issuances and settlements. The guidance clarifies that a reporting entity needs to use judgment in determining the

1. Summary of Significant Accounting Policies (continued)

appropriate classes of assets and liabilities for disclosure of fair value measurement, considering the level of disaggregated information required by other applicable GAAP guidance and should also provide disclosures about the valuation techniques and inputs used to measure the fair value for each class of assets and liabilities. This guidance was effective January 1, 2010, except for the disclosures about purchases, sales, issuances and settlements in the reconciliation for Level 3 fair value measurements, which will be effective on January 1, 2011. This adoption did not impact the Company's results of operations or financial position.

Fair value is defined as the price that the Company would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market of the investment. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy in Accounting Standards Codification (ASC) 820. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels.

The three-tier hierarchy of inputs is summarized below:

- Level 1 – quoted prices in active markets for identical investments

- Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)

- Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

Cash and cash equivalents are reported at fair value on a recurring basis and include money market instruments. Fair values of these cash and cash equivalents may be determined using public quotations, when available, which are reflected in Level 1. When public quotations are not available, because of the highly liquid nature of these assets, carrying amounts may be used to approximate fair values, which are reflected in Level 2. The Company used Level 1 valuation techniques to measure fair value of cash and cash equivalents of $1,489,575 and $1,382,453 during the years ended December 31, 2010 and 2009, respectively. The Company did not have any fair value Level 2 or Level 3 assets or liabilities at December 31, 2010 and 2009.

Transfers between fair value hierarchy levels are recognized at the beginning of the reporting period. The Company did not have any significant transfers between any of the levels during the year ended December 31, 2010.

MWA Financial Services, Inc.

Notes to Consolidated Financial Statements (continued)

2. Summarized Financial Information of MWAGIA, Inc.

The Company reports information pursuant to Section 17 of the Securities Exchange Act of 1934 and prepares its net capital computation in accordance with Rule 15c3-1 of the Securities and Exchange Commission (SEC) (see Note 5) on an unconsolidated basis. Summarized financial data for the Company's wholly owned subsidiary, MWAGIA, Inc. is as follows:

	December 31 2010	December 31 2009
Cash and cash equivalents	$ 178,602	$ 217,477
Receivables from brokers, dealers, and others	84,726	76,507
Other assets	4,129	3,981
Total assets	$ 267,457	$ 297,965
Due to Modern Woodmen of America	$ 39,304	$ 35,864
Other liabilities	176,694	181,691
Stockholder's equity*	51,459	80,410
Total liabilities and stockholder's equity	$ 267,457	$ 297,965

	Year Ended December 31 2010	Year Ended December 31 2009
Revenues	$ 1,894,536	$ 1,769,638
Expenses	(1,923,487)	(1,828,729)
Net loss	$ (28,951)	$ (59,091)

*Eliminated in consolidation.

3. Transactions With Customers

For transactions in which the Company, through the clearing broker, extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

MWA Financial Services, Inc.

Notes to Consolidated Financial Statements (continued)

3. Transactions With Customers (continued)

The Company has agreed to indemnify the clearing broker for any losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2010, there were no amounts to be indemnified to the clearing broker for these customer accounts.

4. Income Taxes

The Company and its subsidiary file consolidated income tax returns, including only their own operations, since the ultimate parent company, Modern Woodmen of America, is a tax-exempt fraternal benefit society.

At December 31, 2010, the Company had a tax net operating loss carryover of $8,662,232. The tax net operating losses arising in 2010 of $1,436,634 and in 2009 of $993,496 may be carried forward until 2030 and 2029, respectively, to reduce future taxable income. The remaining carryover of $6,232,102 arose in 2001 through 2008 and may be carried forward until 2021 through 2028. The net operating loss carryover represents the only significant temporary difference between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes at December 31, 2010 and 2009. Management has established a valuation allowance for the full amount of the related net deferred tax assets of $2,945,159 and $2,456,703 at December 31, 2010 and 2009, respectively, because of the uncertainty of future income estimates necessary for its ultimate realization.

The Company has analyzed all material tax provisions under the guidance of ASC 740, *Income Taxes Related to the Accounting for Uncertainty in Income Tax*, and has determined that there are no tax benefits that should not be recognized as of December 31, 2010 or December 31, 2009. There are no unrecognized tax benefits that would affect the effective tax rates.

5. Net Capital Requirements

The Company is subject to the uniform net capital requirements of the SEC under Rule 15c3-1. The SEC's requirements provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met, and that the ratio of aggregate indebtedness to net capital as defined therein shall not exceed 15 to 1. At December 31, 2010, the Company had net defined capital of $860,405, which was $760,405 in excess of the required net capital of $100,000 at that date. At December 31, 2010, the Company's ratio of aggregate indebtedness to net capital was 0.75 to 1. Various other regulatory agencies may impose additional capital requirements.

5. Net Capital Requirements (continued)

Under the clearing arrangement with the clearing broker, the Company is also required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2010, the Company was in compliance with all such requirements.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(2)(A) and Rule 15c3-3(k)(2)(B).

6. Related-Party Transactions

The Company's variable product distribution fee income relates to services performed in connection with the distribution of variable products of Modern Woodmen of America, its parent. Modern Woodmen of America compensated the Company at the rate of $55,000 per month under a distribution agreement that commenced in May 2002. As of December 31, 2009, Modern Woodmen of America discontinued sales of its Variable Life product, leaving the Variable Annuity product as the only product to be distributed by the Company. As such, the distribution agreement was amended in 2010 to decrease the rate that Modern Woodmen of America compensates the Company to $27,500 per month. Substantially all of the Company's operating expenses represent allocations from or payments by Modern Woodmen of America, which is then reimbursed by the Company. This includes the cost of the Company's employees and the allocated costs of their participation in various qualified employee benefit plans covering substantially all employees and sponsored by Modern Woodmen of America. Separate plan information disaggregated by the subsidiary company is not available on the components of pension cost or on the funded status of the defined-benefit pension plan.

During 2010 and 2009, Modern Woodmen of America contributed capital of $1,500,000 and $1,100,000, respectively, to the Company. The future operation of the Company is dependent upon such continued capital contributions until profitable operations can be achieved.

Supplemental Information

MWA Financial Services, Inc.

Computation of Net Capital – Part IIA

December 31, 2010

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition			$ 1,011,601
2. Deduct ownership equity not allowable for net capital			
3. Total ownership equity qualified for net capital			1,011,601
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			
B. Other (deductions) or allowable credits			
5. Total capital and allowable subordinated liabilities			1,011,601
6. Deductions and/or charges:			
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C):			
1. Investment in subsidiary	$ 51,459		
2. Prepaid expenses and other receivables	80,346		
3. Fixed assets	2,384	$ 134,189	
B. Secured demand note deficiency			
C. Commodity futures contracts and spot commodities – proprietary capital charges			
D. Other deductions and/or charges			134,189
7. Other additions and/or allowable credits			
8. Net capital before haircuts on securities positions			877,412

Computation of Net Capital (continued)

9. Haircuts on securities [computed, where
   applicable, pursuant to 15c3-1(f)]:
   A. Contractual securities commitments $ \underline{\hspace{3cm}}
   B. Subordinated securities borrowings
   C. Trading and investment securities:
       1. Exempted securities
       2. Debt securities
       3. Options
       4. Other securities   17,007
   D. Undue concentration
   E. Other
10.   Net capital $ 860,405

Computation of Basic Net Capital Requirement

Part A

11. Minimum net capital required (6-2/3% of line 19) Note (A) $ 42,922
12. Minimum dollar net capital requirement of reporting
    broker or dealer and minimum net capital requirement of
    subsidiaries computed in accordance with Note (A)   100,000
13. Net capital requirement (greater of line 11 or 12)   100,000
14. Excess net capital (line 10 less 13)   760,405
15. Net capital less greater of 10% of line 19 or 120% of
    line 12   740,405

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from Statement of Financial
    Condition:
    - Accounts payable and accrued expenses $ 456,994
    - Due to Modern Woodmen of America   186,840   643,834

Computation of Net Capital -- Part IIA (continued)

Computation of Aggregate Indebtedness (continued)

17. Add:
    A. Drafts for immediate credit $ _____
    B. Market value of securities borrowed for which no
       equivalent value is paid or credited
    C. Other unrecorded amounts $
18. Deduct: Adjustment based on deposits in Special Reserve
    Bank Accounts
19. Total aggregate indebtedness   643,834
20. Percentage of aggregate indebtedness to net capital (line 19
    ÷ by line 10)   75%
21. Percentage of debt to debt equity total computed in
    accordance with Rule 15c3-1(d)

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:
    1. Minimum dollar net capital requirement, or
    2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contrary to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

MWA Financial Services, Inc.

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2010

**Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3:**

Exemptive Provision

25. If an exemption from Rule 15c3-3 is claimed,
     identify below the section upon which such
     exemption is based (check one only)

A.   (k)(1) – Limited business (mutual funds and/or
     variable annuities only)   _____

B.   (k)(2)(A) – "Special Account for the Exclusive
     Benefit of Customers" maintained   _____

C.   (k)(2)(B) – All customer transactions cleared through
     another broker-dealer on a fully disclosed basis.
     Name of clearing firm: Pershing LLC   _____X_____

D.   (k)(3) – Exempted by order of the Commission   _____

MWA Financial Services, Inc.

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2010

There were no differences between the computation of net capital under Rule 15(c)3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing submitted to the FINRA on January 26, 2011.



≡IJ ERNST & YOUNG

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200
www.ey.com

Supplementary Report of Independent Registered Public
Accounting Firm on Internal Control Required by Rule 17a-5

The Board of Directors
MWA Financial Services, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of MWA Financial Services, Inc. (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to

A member firm of Ernst & Young Global Limited

achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst & Young LLP

February 12, 2011